United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934




                         For the month of February 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X          Form 40-F
                               ---                  ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                      Yes                       No  X
                          ---                      ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.


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                               INDEX TO EXHIBITS

Item
----
1.       Letter sent to stock exchanges in India.




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2002

                                             ICICI Bank Limited


                                             By: /s/ Hoshi D. Bhagwagar
                                                --------------------------
                                                Name:  Hoshi D. Bhagwagar
                                                Title: Deputy Company Secretary

                                                                         Item 1




February 28, 2002


Head - Depository Services, Accounts and Listing
The Vadodara Stock Exchange Limited
Fortune Towers, Post Box no. 2547
Sayajigunj
Vadodara - 390 005                           Kind Attn.: Shri Dishant Sagwaria
------------------                           ---------------------------------

Dear Sir,

                            Appointment of Director

This is to inform that the Board of Directors of the Bank at its meeting held today, inducted Shri N. Vaghul, as an Additional Director on the Board of the Bank. Shri Vaghul will be a non whole-time director on the Board. Shri Vaghul is also the non-executive Chairman of ICICI Limited. With the induction of Shri Vaghul, the number of Directors of the Bank would increase to 12.

This is for your information.


Yours faithfully,

/s/ Hoshi D. Bhagwagar
Hoshi D. Bhagwagar
Deputy Company Secretary


Copy to: The Stock Exchanges at Chennai, Kolkata, Mumbai and New Delhi

         The National Stock Exchange of India Limited, The National Securities Depository Limited and the Central Depository Services (India) Limited The New York Stock Exchange